Exhibit 99.1

Mercurity Fintech’s Chaince Securities to Advise U.S Next-Generation Mining Company on Gold Asset Tokenization in Central America and Northwestern Argentina

New York, NY, Sept. 24, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “Mercurity Fintech,” or “MFH”) (Nasdaq: MFH), a blockchain-powered fintech group and member of the Russell 2000 Index, today announced that its wholly owned subsidiary Chaince Securities, LLC (“Chaince Securities”), a U.S.-based broker-dealer, has entered into an advisory agreement with a U.S. mining company, to provide specialized tokenization consulting services in connection with a gold mining project in Central America and Northwestern Argentina.

Northwestern Argentina and Central America represent geologically prospective gold mining regions and remain comparatively underexplored for gold, presenting opportunities for modern exploration and innovative financing solutions.

Under the advisory agreement, Chaince Securities will provide comprehensive blockchain tokenization advisory services, including:

– Asset Structuring: Designing frameworks to tokenize both physical gold reserves and future production-linked assets.

– Technology & Compliance: Developing instruments designed to comply with applicable securities regulations, supported by smart contract frameworks that facilitate on-chain rights enforcement with off-chain verification.

– Investor Protection: Implementing asset lock models, audit trail mechanisms, and whitelisting structures to ensure transparency and security of tokenized assets.

– Market Access: Connecting the gold-backed tokens with institutional-grade RWA (Real-World Assets) ecosystems and compliant marketplaces worldwide.

Strategic Significance

This advisory agreement marks a major step for MFH in advising on the digitization of tangible real-world assets. Northwestern Argentina is a resource-rich mining region, known for its abundant gold, lithium, and rare metal reserves, and has long attracted international mining and investment capital. Through this advisory engagement, MFH aims to support the development of innovative financing solutions.

“We believe that the tokenization of real-world assets such as gold will be a defining trend for the future of capital markets,” MFH’s Chief Executive Officer Shi Qiu commented. “By combining the transparency and compliance of blockchain with the fundamentals of traditional resource industries, we aim to support the development of new, secure, traceable, and more liquid investment solutions for global investors.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (Nasdaq: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

About Chaince Securities, LLC

Chaince Securities, LLC (CRD #10590) is a FINRA-registered broker-dealer founded in 1982 and headquartered in New York City. The firm specializes in equity capital markets, investment banking, asset management, and innovative financial solutions. With decades of institutional experience, Chaince Securities is committed to building long-term relationships and delivering tailored strategies that align with the unique goals of its clients.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com